January 13, 2026

Christelle Gedeon
Chief Business Development & Corporate Affairs Officer
Canopy Growth Corp
1015 15th Street N.W., Suite 1000
Washington, DC 20005

       Re: Canopy Growth Corp
           Registration Statement on Form S-3
           Filed January 9, 2026
           File No. 333-292635
Dear Christelle Gedeon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Yariv Katz